Exhibit No. 12.1

Statements re: Computation of Ratios

($ in millions)

	Feb. 25, 2006	Feb. 26, 2005	Feb. 28, 2004	Mar. 1, 2003	Mar. 2, 2002
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$1,140	$984	$705	$99	$570
Discontinued operations, net of tax	—	(50)	95	441	—
Change in accounting principles, net of tax	—	—	—	82	—
Income tax expense	581	509	496	392	356

Earnings from continuing operations before income tax expense	1,721	1,443	1,296	1,014	926

Fixed Charges:
Interest portion of rental expense	165	150	140	132	110
Interest expense	30	44	32	24	10

Total fixed charges	195	194	172	156	120

Less:
Capitalized interest	—	—	(1)	(5)	(1)

Fixed charges in earnings	195	194	171	151	119

Earnings available for fixed charges	$1,916	$1,637	$1,467	$1,165	$1,045

Ratio of earnings to fixed charges	9.81	8.43	8.55	7.68	8.83

Note:  Computation is based on continuing operations